BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(unaudited)

	For the three months ended
	March	March
Thousands of US dollars (except earnings per share and shares outstanding)	2012	2011
		(restated)

Revenue from the sale of gold	$25,823	$13,570

Operating expenses
Direct operating costs	14,032	10,972
Depreciation and amortization	5,726	2,874
Corporate administration	2,585	3,100
	22,343	16,946
Income (loss) from operations	3,480	(3,376)
Other income (expenses)
Interest income	76	84
Finance costs	(1,142)	(2,664)
Fair value change on equity-linked financial instruments	1,363	6,505
Unrealized gain on derivative instruments (Note 12)	2,354	1,210
Renunciation of flow through shares	736	1,910
Foreign exchange loss and other	(1,060)	(553)
Income before income taxes and equity loss in investment in associate	5,807	3,116
Income tax (expense) recovery	(247)	1,145
Equity loss in investment in associate	(40)	-
Net income and comprehensive income	$5,520	$4,261

Earnings per share (Note 15)
Basic	$0.03	$0.02
Diluted	$0.03	$0.02

Weighted average shares outstanding (Note 15)
Basic	204,295,444	184,902,412
Diluted	205,066,376	194,738,534

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on May 14, 2012

“David W. Peat”	“Wade. K. Dawe”

Director	Director

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

	As at	As at
Thousands of US dollars	March 31 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents (Note 6)	$34,152	$18,822
Accounts receivable and other	2,665	2,241
Prepaids	633	1,183
Inventories (Note 7)	6,419	6,088
Notes receivable (Note 5)	3,440	3,440
Assets held for sale (Note 10)	4,936	4,936
Total current assets	52,245	36,710
Inventories (Note 7)	3,369	1,963
Investments (Note 8)	13,400	13,183
Property, plant and equipment (Note 9)	316,525	301,413
Restricted certificates of deposit	20,332	19,942
Total assets	$405,871	$373,211

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$24,429	$25,282
Deferred revenue	5,789	6,285
Current portion of long-term debt (Note 11)	11,469	8,837
Total current liabilities	41,687	40,404
Accrued long-term liabilities (Note 11)	2,210	412
Derivative liabilities (Note 12)	18,489	20,565
Deferred revenue	45,879	46,520
Long-term debt (Note 11)	59,003	46,615
Equity-linked financial instruments	5,321	6,684
Accrued site closure costs (Note 13)	20,052	19,570
Deferred tax liability	10,163	9,916
Total liabilities	202,804	190,686
Shareholders’ Equity
Common shares (Note 14)	385,118	371,265
Equity reserve	53,758	52,589
Warrant reserve	13,733	13,733
Accumulated deficit	(249,542)	(255,062)
Total shareholders’ equity	203,067	182,525
Total liabilities and shareholders’ equity	$405,871	$373,211

Commitments and contingencies (Note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(unaudited)

Thousands of shares and US dollars	Common Shares	Common Shares	Equity Reserve	Warrant Reserve	Accumulated Deficit	Total Shareholders’ Equity
Balance, December 31, 2010	182,425	$349,725	$49,115	$13,733	$(270,831)	$141,742
Options exercised	2	3	-	-	-	3
Warrants exercised	6,387	6,884	-	-	-	6,884
Shares issued for contract settlement	1,396	2,303	-	-	-	2,303
Share-based compensation	-	-	627	-	-	627
Net income and comprehensive income	-	-	-	-	4,261	4,261
Balance, March 31, 2011	190,210	$358,915	$49,742	$13,733	$(266,570)	$155,820

Balance, December 31, 2011	201,519	$371,265	$52,589	$13,733	$(255,062)	$182,525
Shares issued for cash	15,790	13,853	-	-	-	13,853
Share-based compensation	-	-	1,169	-	-	1,169
Net income and comprehensive income	-	-	-	-	5,520	5,520
Balance, March 31, 2012	217,309	$385,118	$53,758	$13,733	$(249,542)	$203,067

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	For the three months ended
	March 31	March 31
Thousands of US dollars	2012	2011
Operating activities
Net income for the period	$5,520	$4,261
Non-cash items:
Depreciation and amortization	5,726	2,874
Share-based compensation	1,169	627
Finance costs	1,893	4,248
Capitalized borrowing costs	(812)	(397)
Impairment	273	-
Net change in value of derivative instruments	(2,354)	(1,210)
Net change in value of equity-linked financial instruments	(1,363)	(6,505)
Deferred income taxes	(489)	(3,055)
Equity investment in associate	40	-
Other	339	(102)
Net change in non-cash operating working capital (Note 16)	(3,021)	3,937
Net cash provided by operating activities	6,921	4,678

Investing activities
Property, plant and equipment	(14,675)	(13,933)
Exploration and evaluation expenditures	(3,131)	(2,470)
Disposals	166	-
Interest paid	(1,155)	(730)
Certificates of deposit and other assets	-	2,919
Net cash used in investing activities	(18,795)	(14,214)

Financing activities
Proceeds on issuance of convertible debentures	-	47,585
Proceeds on issuance of shares	13,853	-
Proceeds from exercise of warrants and options	-	6,887
Proceeds from sale leaseback transaction	15,002
Repayment of debt	(2,379)	(23,807)
Net cash provided by financing activities	26,476	30,665

Effect of exchange rate changes on cash	728	(51)

Increase in cash	15,330	21,078
Cash and cash equivalents, beginning of period	18,822	17,610
Cash and cash equivalents, end of period	$34,152	$38,688

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is incorporated and domiciled in Canada and is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD.TO) and NYSE Amex Equities Exchange (NYSE Amex: BRD). The Company’s registered office is at 1959 Upper Water Street, 1100 Purdy’s Wharf Tower I, Halifax, NS, B3J 3E5. Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in Canada.

2.	BASIS OF PRESENTATION

Our condensed consolidated interim financial statements (“interim financial statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in US Dollars (USD). These interim financial statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on December 31, 2011 and for the year then ended. The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

These interim financial statements have been prepared using the historical cost basis, except for certain financial instruments as described in Note 17.

3.	CHANGE IN ACCOUNTing POLICY

During Q4 2011, the Company changed its accounting policy relating to the calculation of its asset retirement obligation. The Company now uses a risk-free rate as the discount rate in the calculation. The impact of this accounting policy change for the three months ended March 31, 2011 was to increase depreciation expense and foreign exchange loss by $0.2 million and $0.3 million, respectively, and decrease accretion expense by $0.1 million. This change in accounting policy was applied retrospectively.

4.	Future Accounting POLICIES

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Also, the IASB has issued an amendment to IFRS 9 Financial Instruments (“IFRS 9”), which changes the effective date of IFRS 9 (2009) and IFRS 9 (2010), so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015 with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures which outlines that with the amendments to IFRS 9 entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

The requirements relating to separate financial statements in IAS 27 are unchanged in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) is amended to conform with changes in IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of these new standards on the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

The IASB issued amendments to IAS 19 Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments to other employee benefits include modification of the accounting for termination benefits and classification of other employee benefits. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRIC 20 on the consolidated financial statements.

Amendments were issued by the IASB to IAS 32 Financial Instruments: Recognitions and Measurement (“IAS 32”), which address inconsistencies in current practice when applying the offsetting criteria. These amendments are part of the IASB’s offsetting project. These amendments must be applied starting January 1, 2014 with early adoption permitted. The IASB also issued amendments to IFRS 7 Financial Instruments Disclosures as part of the offsetting project. This includes specific disclosures related to offsetting financial assets and liabilities that will enable users of an entities financial statements to evaluate the effect of potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and liabilities, on the entity’s financial position. These amendments must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting the IAS 23 and IFRS 7 amendments on the consolidated financial statements.

5.	NOTES RECEIVABLE

On February 1, 2010, the Company sold its 50% interest in an equity accounted joint venture for consideration which included notes receivable with an aggregate outstanding balance of $9.5 million, due on February 1, 2011. The notes receivable bear interest at a rate of 8% per annum and are recorded at amortized cost. Interest accrued on the notes since February 1, 2010 has not been recorded as collection was not reasonably assured. As of March 31, 2012 the notes receivable were in default. Subsequent to quarter end, the Company reached an agreement for the sale of the notes for $6.0 million.

6.	RESTRICTED CASH

The Company has classified $16.9 million of the proceeds from the sale leaseback as restricted cash as the Company cannot access these funds until the final conditions of the transaction have been met.

7.	INVENTORIES

Inventories consist of:

	March 31	December 31
	2012	2011
Current portion of inventory
Doré	$772	$1,278
In-circuit gold	2,422	1,867
Stockpiled ore	1,343	1,237
Material and supplies	1,882	1,706
	6,419	6,088
Long-term stockpiled ore	3,369	1,963
	$9,788	$8,051

During the three months ending March 31, 2012, the Company recorded an inventory write down of $0.3 million (March 31, 2011 - $nil). There were no reversals of write-downs during the period.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

8.	investments

	March 31	December 31
	2012	2011
Investment receivable	$11,316	$11,099
Investment in associate	2,084	2,084
	$13,400	$13,183

9.	PROPERTY, PLANT AND EQUIPMENT

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Cost
As at December 31, 2011	$111,993	$140,205	$71,008	$22,431	$345,637
Additions	21,867	12,657	-	3,131	37,655
Disposals	(20,853)	-	-	-	(20,853)
Reclassifications	(548)	401	-	-	(147)
As at March 31, 2012	$112,459	$153,263	$71,008	$25,562	$362,292

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Accumulated depreciation
As at December 31, 2011	$26,420	$16,166	$1,638	$-	$44,224
Depreciation expense	3,571	3,749	162	-	7,482
Disposals	(5,792)	-	-	-	(5,792)
Reclassifications	-	(147)	-	-	(147)
As at March 31, 2012	$24,199	$19,768	$1,800	$-	$45,767

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Net carrying value
As at March 31, 2012	$88,260	$133,495	$69,208	$25,562	$316,525
As at December 31, 2011	$85,573	$124,039	$69,370	$22,431	$301,413

For the periods ended March 31, 2012 and 2011, the Company did not identify any indicators of impairment.

During the three months ended March 31, 2012, $0.8 million (March 31, 2011 - $0.4 million) of borrowing costs associated with qualifying assets were capitalized within property, plant and equipment. The applicable capitalization rate for the three months ended March 31, 2012 was 11.5% (March 31, 2011 – 11.5%).

The carrying value of property, plant, and equipment under finance leases at March 31, 2012 was $43.4 million (December 31, 2011 - $28.7 million).

The Company has made commitments to acquire property, plant and equipment totaling $14.1 million at March 31, 2012 (December 31, 2011 - $14.1 million).

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

10.	Assets held for salE

During 2011, the Company commenced a program to divest of its exploration and evaluation assets located in the Dominican Republic. A final agreement to sell these assets was signed on December 23, 2011. The assets held for sale are measured at the lower of carrying value and fair value less costs to sell and are classified as current as the transaction is expected to close within the next twelve months.

	March 31	December 31
	2012	2011
Mineral rights	$4,926	$4,926
Property, plant and equipment	10	10
	$4,936	$4,936

11.	LONG TERM DEBT

	March 31	December 31
	2012	2011
Senior Unsecured Convertible Debentures	$34,187	$33,487
Finance lease liabilities	36,285	21,965
Total debt	$70,472	$55,452

Current	$11,469	$8,837
Non-current	59,003	46,615
	$70,472	$55,452

a)	Finance lease liabilities

On March 30, 2012, the Company signed a sale leaseback agreement related to certain Black Fox Mill assets. The Company received net proceeds of $15.0 million, resulting in a $2.1 million gain which was recorded in current and long term accrued liabilities. The gain will be deferred and amortized over the life of the lease. The lease is accounted for as a finance lease with a 60 month term, a fixed interest rate of 5.69% and monthly lease payments.

12.	DERIVATIVE LIABILITIES

	March 31	December 31
	2012	2011
Convertible debenture conversion option	$4,005	$6,359
Cangold option	14,484	14,206
	$18,489	$20,565

a)	Convertible debenture conversion option

The convertible debentures are classified as hybrid financial instruments for accounting purposes as a result of the holder conversion option. The conversion option is accounted for as a derivative liability and was therefore measured at fair value of $16.9 million on initial recognition. The conversion option is re-measured at fair value at the end of each reporting period. The change in fair value has resulted in a unrealized gain of $2.4 million which was recorded on the Statement of Operations and Comprehensive Income for the period ended March 31, 2012.

b)	Cangold option

The option associated with the sale of the Ixhuatán property to Cangold Limited is classified as a derivative liability. The derivative liability related to the option is linked to, and must be settled by, delivery of shares of Linear Gold Mexico. The fair value of the derivative liability upon initial recognition was $14.2 million, based on the net present value of the consideration to be received. The shares of Linear Gold Mexico are not traded on an active market, therefore the fair value of the shares could not be reliably measured. There has been no change in the valuation of the derivative as of March 31, 2012.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

13.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	March 31	December 31
	2012	2011
Balance, beginning of period	$19,570	$14,198
Accretion	99	486
Change in accounting policy	-	4,319
Changes in estimate	-	959
Foreign exchange	383	(392)
Balance, end of period	$20,052	$19,570

As of March 31, 2012, the undiscounted obligation associated with the site closure costs relating to the Black Fox mine and mill is $24.3 million (December 31, 2011 - $24.3 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 2% (December 31, 2011 - 2%).

14.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of
	shares	Amount
Outstanding, December 31, 2011	201,519,178	$371,265
Shares issued for cash	15,790,000	13,853
Outstanding, March 31, 2012	217,309,178	$385,118

b)	Warrants

The balance of warrants outstanding at March 31, 2012 was 30,878,267 (December 31, 2011 – 30,878,267). The weighted average exercise price of the warrants outstanding at March 31, 2012 was $Cdn1.65 (March 31, 2011 - $Cdn1.68). No warrants were issued, exercised or expired during the three month period ending March 31, 2012.

The following table summarizes information relating to warrants outstanding as at March 31, 2012:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
July 24, 2008	612,099	2.400	July 24, 2012
July 29, 2010	630,000	1.400	July 29, 2012
October 19, 2010	1,714,041	1.500	October 19, 2012
December 10, 2008	5,326,782	0.884	December 10, 2012
February 20, 2009	6,709,028	1.008	February 20, 2013
June 25, 2010	7,121,592	2.192	November 19, 2014
October 19, 2010	8,764,725	2.190	November 19, 2014
	30,878,267

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

c)	Stock Option Plan

During the three month period ended March 31, 2012, 4,775,000 options were granted. The weighted average assumptions for grants in the three month period ended March 31, 2012 include a risk-free interest rate of 1.3%, expected life of 4.6 years, expected volatility of 71% and expected dividend per share of $nil. The weighted average fair value of the options granted was $0.66.

The following table reconciles the stock options outstanding at the beginning and end of the respective periods:

	March 31, 2012		December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	12,745,410	$1.46	10,368,944	$1.65
Granted	4,775,000	1.18	6,051,831	1.48
Forfeited	(232,655)	1.40	(2,861,617)	2.25
Exercised	-	-	(813,748)	1.21
Balance, end of period	17,287,755	$1.40	12,745,410	$1.46

The following table summarizes information relating to outstanding and exercisable stock options at March 31, 2012:

Exercise prices	Weighted average remaining contractual life (in years)	Number of options outstanding	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 - $1.00	1.9	1,014,701	$0.77	1,014,701	$0.77
$1.00 - $1.50	3.9	10,407,959	1.22	2,511,973	1.17
$1.50 - $2.00	3.9	4,389,235	1.59	724,378	1.71
$2.00 - $2.50	1.1	1,169,246	2.21	1,169,246	2.21
$2.50+	1.3	306,614	3.91	306,614	3.91
	3.6	17,287,755	$1.40	5,726,912	$1.53

At March 31, 2012, the intrinsic value of the stock options outstanding was $nil (March 31, 2011 - $2.6 million) and the intrinsic value of the stock options that were exercisable was $nil (March 31, 2011 - $1.3 million).

d)	Stock-based Compensation Expense

The total share-based payment expense recognized in the Statement of Operations and Comprehensive Income for the three months ended March 31, 2012 is $1.2 million (March 31, 2011 - $0.6 million).

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

15.	EARNINGS PER SHARE

The earnings and weighted average number of common shares used in the calculation of basic earnings per share are as follows:

	March 31	March 31
	2012	2011
Net income	$5,520	$4,261
Basic weighted average shares outstanding	204,295,444	184,902,412
Dilutive securities:
Options	224,209	1,993,063
Warrants	546,723	7,843,059
Diluted weighted average shares outstanding	205,066,376	194,738,534
Basic earnings per share	$0.03	$0.02
Diluted earnings per share	$0.03	$0.02

The following items were excluded from the computation of diluted weighted average shares outstanding because their effect would have been anti-dilutive:

	March 31	March 31
	2012	2011
Options	16,273,054	4,238,760
Warrants	25,551,485	21,459,503
Convertible debentures	20,408,163	20,408,163

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items are as follows:

	March 31	March 31
	2012	2011
Accounts receivable and other	$(462)	1,309
Prepaids	558	318
Inventories	(1,163)	4,818
Accounts payable and accrued liabilities	(817)	(2,077)
Deferred revenue	(1,137)	(431)
	$(3,021)	$3,937

Non-cash transactions that are not reflected in the Consolidated Statements of Cash Flows are as follows:

	March 31	March 31
	2012	2011
Shares issued for contract settlement	$-	$2,303
Equipment purchases under finance lease	2,847	1,556
Depreciation capitalized	694	-

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.

The capital of the Company consists of items included in shareholder’ equity and debt, net of cash and cash equivalents as follows:

	March 31	December 31
	2012	2011
Shareholders’ equity	$203,067	$182,525
Current and long-term debt	70,472	55,452
	273,539	237,977
Less: cash and cash equivalents	(34,152)	(18,822)
	$239,387	$219,155

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may return capital to shareholders or issue new shares. No changes were made to the objectives, policies or processes for managing capital during the period ended March 31, 2012.

b)	Fair Values of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Cash and cash equivalents	$34,152	$34,152	$18,822	$18,822
Notes receivable	3,440	3,440	3,440	3,440
Investment receivable	11,316	11,316	11,099	11,099
Restricted certificates of deposit	20,332	20,332	19,942	19,942
Financial Liabilities
Derivative liabilities
Conversion option on convertible debt	4,005	4,005	6,359	6,359
Option liability	14,484	14,484	14,206	14,206
Long-term debt	70,472	76,341	55,452	58,356
Equity-linked financial instruments	5,321	5,321	6,684	6,684

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

c)	Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash and cash equivalents, restricted certificates of deposit, accounts receivable and notes receivable in the ordinary course of business. These instruments are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings and the balance of accounts receivable owed to the Company in the ordinary course of business is not significant. The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity.

There are no material financial assets that the Company considers to be past due, except for the notes receivable as discussed in Note 5. The notes receivable were due in full on November 30, 2011. On March 22, 2012, the Company placed the notes into default. The Company does not believe it is exposed to significant credit risk, as the notes are secured by real estate assets, equivalent to the recorded value of the notes. The Company’s credit risk has not changed significantly from December 31, 2011.

On a quarterly basis, the Company assesses whether there has been an impairment of financial assets. The Company has not recorded an impairment on any of the Company’s financial assets during the period ended March 31, 2012.

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing. Trade payables and accrued liabilities are paid in the normal course of business generally according to their terms. The Company’s overall liquidity risk has decreased from the prior year as a result of the equity issuance on March 15, 2012 which generated $15.0 million and the sale leaseback agreement which generated $15.0 million. As part of the sale leaseback transaction the Company is required to meet specific financial covenants which are assessed on an annual basis as of December 31.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

	Payments due by period as of March 31, 2012					December 31, 2011
	Within 1 year	1-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$24,429	$2,210	$-	$-	$26,639	$25,694
Long-term debt (principal and interest repayments)	14,387	22,185	57,788	3,390	97,750	88,862
Operating lease obligations	295	458	-	-	753	853
Contractual commitments	13,623	492	-	-	14,115	14,107
	$52,734	$25,345	$57,788	$3,390	$139,257	$129,516

g)	Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include Canadian dollar cash, restricted cash, restricted certificates of deposit, accounts payable and accrued liabilities in addition to its direct operating costs. For the three months ended March 31, 2012, changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $6.6 million for a 10% increase or decrease in the Canadian dollar.

h)	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As of March 31, 2012, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures, which accrue interest at an annual rate of 6.5%, as well as finance leases. The weighted average interest rates paid by the Company on its outstanding borrowings during the three month period ended March 31, 2012 was 6.8% (March 31, 2011 – 7.3%).

For the three months ended March 31, 2012, a 100 basis point increase or decrease in interest rates would have impacted net income by $nil (March 31, 2011 – $0.4 million). There was no impact during the period as the Company did not have any variable rate debt.

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold. Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control. The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts. The Company is currently an unhedged gold producer and does not have any option, future or forward contracts.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

j)	Fair Value Measurements Recognized in the Condensed Consolidated Interim Statement of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

At March 31, 2012, the levels in the fair value hierarchy into which the Company’s financial liabilities are measured and recognized in the Statement of Financial Position at fair value are categorized are as follows:

	March 31, 2012
	Level 1	Level 2	Level 3
	Input	Input	Input
Equity-linked financial instruments	5,321	-	-
Derivative liability (Note 12)	-	14,484	-
Conversion option on convertible debt (Note 12)	-	4,005	-
Total	$5,321	$18,489	$-

There were no transfers between levels during the period. There have been no purchases, sales or gain and losses recognized in other comprehensive income related to the level 1, 2 or 3 financial instruments.

18.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties. Additionally, the Company owns the Goldfields development project in Canada and other exploration properties in Mexico and the Dominican Republic. The segments are determined on a property by property basis and therefore the Company’s operating segments are represented by individual properties and the corporate operations. The only property which is currently in production is located in Canada. All revenues are generated from the sale of gold. The Mexican and Dominican Republic exploration properties have been aggregated to form the Other Exploration Properties segment and are subject to purchase and sale agreements.

The Company sells all gold produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. The following are the operating results by segment:

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	March 31, 2012
	Black Fox	Goldfields Project	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$25,823	$-	$-	$-	$25,823
Direct operating costs	14,032	-	-	-	14,032
Depreciation and amortization	5,710	-	-	16	5,726
Corporate administration	-	-	-	2,585	2,585
Segment income (loss) from operations	6,081	-	-	(2,601)	3,480

Assets	308,135	49,837	32,459	15,440	405,871
Liabilities	171,270	8,766	15,617	7,151	202,804

Other disclosures
Capital expenditures	17,835	67	4	-	17,906
Investment in associate (Note 8)	-	-	-	2,084	2,084
Assets held for sale (Note 10)	-	-	4,936	-	4,936

	March 31, 2011
	Black Fox	Goldfields Project	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$13,570	$-	$-	$-	$13,570
Direct operating costs	10,972	-	-	-	10,972
Depreciation and amortization	2,830	-	-	44	2,874
Corporate administration	-	-	-	3,100	3,100
Segment income (loss) from operations	(232)	-	-	(3,144)	(3,376)

Other disclosures
Capital expenditures	15,733	657	13	-	16,403

Geographical Information

	March 31	December 31
Non-current assets	2012	2011
Canada	$302,430	$287,320
Mexico	14,095	14,093

19.	RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2012, the Company had related party transactions with Stockport Exploration Inc., formerly Linear Metals Corporation, (“Stockport”) for the provision of general and administrative services of $0.02 million (March 31, 2011 - $0.04 million). Brigus has an accounts receivable balance from Stockport of $0.1 million for the period ended March 31, 2012 (December 31, 2011 - $0.1 million).

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES

The Company entered into flow-through share subscription agreements during the year ended December 31, 2011, whereby it agreed to renounce to investors a total of $8.2 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2011. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 29, 2012 and December 31, 2012.

As at March 31, 2012, the Company had approximately $14.1 million of contractual commitments for the development of the Goldfields Project.

Certain of the Company’s mineral properties are subject to royalty obligations based on minerals produced from the properties. The Black Fox current reserves are not subject to royalty obligations. Royalty obligations for the Grey Fox, Pike River, and Goldfields properties may arise upon mine production relating to these properties.

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. The Company conducts its operations so as to protect public health and environment and it believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending of threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

21.	SUBSEQUENT EVENTS

On May 7, 2012, the Company reached an agreement with a third party for the sale of the notes receivable for $6.0 million.

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